UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Castle Dental Centers, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

14844P105

(CUSIP Number)

James M. Usdan

3701 Kirby Drive, Suite 550

Houston, Texas 77002

(713) 490-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14844P105	Page 2 of 15 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) James M. Usdan

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 194,817,851 shares (2) 9. Sole Dispositive Power 17,419,426 shares (3) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,817,851 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 96.9%

14.	Type of Reporting Person IN

(1)    James M. Usdan disclaims membership in a group with any of the other persons named in this Schedule 13D/A. However, Mr. Usdan may be deemed a member of a “group” with General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., Thomas P. Fitzpatrick and John M. Slack for purposes of Section 13(d) of the Act because of the existence of an agreement among such parties to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer’s board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(2)    Mr. Usdan disclaims beneficial ownership of all shares of Common Stock reported as owned by other members of a group hereunder. Mr. Usdan is including the foregoing as shares beneficially owned because of the existence of an agreement among the group to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer’s board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(3)    These shares are held in the name of Mr. Usdan and Mr. Usdan has sole dispositive power over such shares. Pursuant to the Stockholders Agreement (as defined herein), in the event that the Issuer’s Board of Directors and Sentinel Capital Partners II, L.P. approve a sale of the Issuer, Mr. Usdan and the other stockholders party thereto have agreed to consent to and raise no objections to such sale, and if such sale is structured as a sale of capital stock, Mr. Usdan and the other stockholders party thereto have agreed to sell their shares in such approved sale with Sentinel Capital Partners II, L.P.

Preliminary Note

James M. Usdan (“Mr. Usdan”) hereby amends the Schedule 13D previously filed by Mr. Usdan with the Securities and Exchange Commission on October 2, 2002 (the “Original Schedule 13D”) regarding his acquisition of common stock, $.000001 par value (“Common Stock”), of Castle Dental Centers, Inc., a Delaware corporation (the “Issuer”), as set forth below. Capitalized terms used herein and not otherwise defined herein shall have their respective meanings as set forth in the Original Schedule 13D. Except as specifically amended hereby, the Original Schedule 13D continues to accurately reflect the information set forth therein.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended by adding the following paragraph:

For purposes of this Schedule 13D, Mr. Usdan may be deemed to be a member of a “group” with General Electric Capital Corporation (“GECC”), Sentinel Capital Partners II, L.P. (“Sentinel”), Midwest Mezzanine Fund II, L.P. (“Midwest”), Thomas P. Fitzpatrick (“Mr. Fitzpatrick”) and John M. Slack (“Mr. Slack”) pursuant to Section 13(d) of the Act. Mr. Usdan understands that each of GECC, Sentinel, Midwest, Mr. Fitzpatrick and Mr. Slack has made or will make an amendment to its separate Schedule 13D filing with respect to the shares of Common Stock owned beneficially by such person or has filed or will file a Schedule 13D with respect to the shares of Common Stock owned beneficially by each such person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

In April 2001, Mr. Usdan acquired 90,000 shares of Common Stock of the Issuer in open market purchases for an aggregate price of $11,780 using his personal funds. On July 1, 2001, Mr. Usdan was granted options (“Common Stock Options”) to acquire 325,000 shares of Common Stock with an exercise price of $.21 per share. 56,250 of these Common Stock Options vest on each of the first four anniversaries of the date of grant and the remaining 100,000 vest on the seventh anniversary of the date of grant. The Common Stock Options have a term of ten years and are otherwise subject to the terms of the 1996 Castle Dental Centers, Inc. Omnibus Stock and Incentive Plan (the “1996 Plan”).

On March 3, 2003, Mr. Usdan was granted 2,500,000 Common Stock Options, exercisable at $.10 per share. 500,000 of these Common Stock Options vested upon grant and 500,000 of these Common Stock Options vest per year thereafter for 4 years. All 2,500,000 Common Stock Options have a 10-year expiration term.

On May, 15, 2003, 612,500 of Mr. Usdan’s Common Stock Options had vested and were exercisable within 60 days.

On July 19, 2002, the Issuer, Heller Financial, Inc. (“Heller”) and Midwest entered into a Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, pursuant to which the Issuer issued to Heller 119,520 shares of Series A-1 Convertible Preferred Stock, $.000001 par value (the “Series A-1 Preferred Stock”), of the Issuer in exchange for Heller’s interest in and to certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $10,000,000 and issued to Midwest 59,760 shares of Series A-1 Preferred Stock in exchange for Midwest’s interest in and to certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $5,000,000. In addition, the Issuer, Heller, Midwest and Mr. Usdan entered into a Senior Subordinated Note and Warrant Purchase Agreement pursuant to which the Issuer issued to Mr. Usdan, Heller and Midwest senior subordinated convertible promissory notes in the principal amounts of $700,000, $500,000 and $500,000 (“Senior Notes”), and stock purchase warrants (“Common Warrants”) exercisable for 7,401,084, 5,286,489 and 5,286,489 shares of Common Stock in exchange for $700,000,

$500,000 and $500,000 cash payable to the Issuer by each of Mr. Usdan, Heller and Midwest, respectively.

In addition, in connection with the execution of the Second Amended and Restated Credit Agreement (the “Old Credit Agreement”) by and among the Issuer, Heller and certain other senior lenders party thereto, the Issuer issued to Heller, Bank of America Strategic Solutions, Inc. (“BofA”), FSC Corp. (“FSC”) and Amsouth Bank (“Amsouth”), 10,984, 25,161, 16,476 and 8,238 warrants (“Series A-2 Warrants”), respectively, to purchase shares of Series A-2 Convertible Preferred Stock, par value $.000001 per share (“Series A-2 Preferred Stock”). As successor to Heller, all of Heller’s directly held securities of the Issuer were distributed to GECC immediately prior to the consummation of the Restructuring (as defined below).

On May 15, 2003, the Issuer entered into agreements with GECC, the lenders under the Old Credit Agreement other than GECC (the “Former Lenders”), Midwest, Mr. Usdan, Sentinel, Mr. Fitzpatrick, Mr. Slack, BofA, FSC and Amsouth in order to restructure its outstanding debt and equity (the “Restructuring”). Pursuant to the Restructuring, the Former Lenders agreed to accept a payment of $16.5 million in full satisfaction of $38.7 million in principal and interest owed to the Former Lenders under the Old Credit Agreement. To facilitate the Restructuring, the Issuer has entered into the following transactions:

•	the Issuer borrowed $13.8 million pursuant to a new Credit Agreement, dated May 15, 2003, between the Issuer, GECC, as agent, and the lenders party to such agreement (the “Credit Agreement”). Borrowings under the Credit Agreement include approximately $8.5 million owed to GECC under the Old Credit Agreement, which amount was rolled over to the Credit Agreement.
•	pursuant to a Warrant Purchase Agreement, dated May 15, 2003 (“Warrant Purchase Agreement”), between the Issuer, BofA, FSC and Amsouth (the “Sellers”), the Issuer will acquire 25,161, 16,476 and 8,238 Series A Warrants from BofA, FSC, and Amsouth, respectively, for an aggregate purchase price of $625,000.
•	pursuant to a Preferred Stock and Subordinated Note Purchase Agreement, dated May 15, 2003, between the Issuer, Sentinel, GECC, Midwest, Mr. Fitzpatrick, Mr. Slack and Mr. Usdan (the “Purchase Agreement”), the Issuer issued 76,310 shares of Series B Preferred Stock for an aggregate consideration of $5,712,000.00 in cash, the surrender of $1,919,063 in principal and accrued interest of the Issuer’s Senior Notes, and the surrender of 17,974,062 Common Warrants. Pursuant to the Purchase Agreement, the Issuer also issued $6,664,000 in principal amount of 20% Subordinated Promissory Notes (the “Subordinated Notes”).

Purchase Agreement

The following table lists each purchaser who acquired Series B Preferred Stock and Subordinated Notes pursuant to the Purchase Agreement and the consideration paid by each such purchaser therefor.

Purchaser	Securities Acquired	Amount of Securities	Consideration
			Cash		Senior Notes	Common Warrants
Sentinel Capital Partners II, L.P.	Series B Preferred Stock Subordinated Notes	$55,386 6,461,700	$ $	5,538,600 6,461,700	— —	— —

Thomas P. Fitzpatrick	Series B Preferred Stock	1,152		$115,200	—	—
	Subordinated Notes	$134,400		$134,400	—	—

John M. Slack	Series B Preferred Stock	462		$46,200	—	—
	Subordinated Notes	$53,900		$53,900	—	—

James M. Usdan	Series B Preferred Stock	8,022	$12,000	$790,203	7,401,084
	Subordinated Notes	$14,000	$14,000	—	—

General Electric Capital Corporation	Series B Preferred Stock	5,644	—	$564,430	5,286,489

Midwest Mezzanine Fund II, L.P.	Series B Preferred Stock	5,644	—	$564,430	5,286,489

Total			$12,376,000	$1,919,063	17,974,062

The issuance and sale of the Series B Preferred Stock and the Senior Notes under the Purchase Agreement were subject to a number of conditions precedent, including the following:

•	the execution and delivery of a new employment agreement between the Issuer and Mr. Usdan;
•	the repayment of the Former Lenders under the Old Credit Agreement;
•	the termination of the Stockholders Agreement dated as of July 19, 2002, by and among the Issuer, Heller, Midwest, the Sellers and Mr. Usdan;
•	the termination of the Registration Rights Agreement dated as of July 19, 2002, by and among the Issuer, Heller, Midwest, the Sellers and Mr. Usdan; and
•	the termination of the Investors Agreement dated as of July 19, 2002, by and among the Issuer, Heller, Midwest and Mr. Usdan.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)    Pursuant to the Purchase Agreement, Sentinel agreed to purchase, on or before September 30, 2003, an additional 2,880 shares of Series B Preferred Stock and $336,000 in principal amount of Subordinated Notes on the same terms it acquired Series B Preferred Stock and Subordinated Notes on May 15, 2003. After this second sale of securities under the Purchase Agreement, the Issuer will have sold for cash 60,000 shares of Series B Preferred Stock for $6.0 million and issued $7.0 million in Senior Notes and will have issued 19,190 shares of Series B Preferred Stock in exchange for Senior Notes and Common Warrants.

(b) and (c) not applicable.

(d)    In connection with the Restructuring, Paul Kreie resigned as director of the Issuer effective on the tenth day following the mailing of an information statement to the stockholders of the Issuer describing the Restructuring (the “Information Statement”). The Issuer, Sentinel, GECC, Midwest, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack have entered into a Stockholders Agreement (the “Stockholders Agreement”) dated as of May 15, 2003. Under the Stockholders Agreement, each party thereto is obligated to vote all voting securities of the Issuer over which such party has voting control, and must take all other necessary or desirable actions within such party’s control (whether in such party’s capacity as a stockholder, director, member of a board committee or officer of the Issuer or otherwise), and the Issuer must take all necessary and desirable actions within its control to effect the election of directors of the Issuer as provided therein. Pursuant to the Stockholders Agreement, holders of a majority of Issuer securities owned by Sentinel as of the date of the Stockholders Agreement (the “Sentinel Shares”) are entitled to designate four directors to the Issuer’s Board of Directors, holders of a majority of the shares of Issuer securities subject to the Stockholders Agreement, other than the Sentinel Shares, are entitled to designate two directors to the Issuer’s Board of Directors, and the Issuer’s Chief Executive Officer is entitled to serve as a director. Sentinel has designated David S. Lobel, Mr. Fitzpatrick, Paul F. Murphy, and Edward Kuntz, a current director, as directors of the Issuer. Frank A. Baynham and Ira Glazer, two of the Issuer’s current directors, have been designated as directors by the holders of a majority of the non-Sentinel Shares subject to the Stockholders Agreement. Mr. Usdan, the current Chief Executive Officer and a director of the Issuer, continued his position as a director of the Issuer pursuant to the Stockholders Agreement. Mr. Usdan’s Employment Agreement with the Issuer dated May 15, 2003 (the “Employment Agreement”) also entitles him to be elected as a director of the Issuer. In accordance with the requirements of Section 14(f) of the Act and Rule 14f-1 thereunder, the new directors designated by Sentinel (the “Sentinel Designees”) will take office on the tenth day following the mailing of the Information Statement to the stockholders of the Issuer.

(e)    The issuance of Series B Preferred Stock increased the number of shares of Common Stock outstanding on a fully diluted, as converted basis by 159,021,274 shares of Common Stock. Pursuant to the Purchase Agreement, the Issuer has agreed to file an amendment to its certificate of incorporation with the Secretary of State of Delaware to increase the number of authorized shares of Common Stock to 250,000,000 as described under Item 4(g) below.

(f)    Not applicable.

(g)    On May 15, 2003, the Issuer filed the Series B Certificate of Designation with the Secretary of the State of Delaware. This Series B Certificate of Designation provides that, among other things, the holders of the Series B Preferred Stock have the right to elect four persons to the Board of Directors (which will constitute a majority of the Board of Directors). In connection with the Restructuring, Heller and Midwest (the “Consenting Stockholders”) who own shares of Series A-1 Preferred Stock representing more than a majority of the voting power of the Issuer and more than 75% of the voting power of the Series A-1 Preferred Stock at the close of business on May 14, 2003 (the “Record Date”) executed a written consent adopting and approving an amendment to the Issuer’s certificate of incorporation and an amendment to the Issuer’s Certificate of Designations, Preferences and Rights of Series
A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock (“Series A Designation”). Heller and the Sellers, as holders of all of the Series A-2 Warrants outstanding on the Record Date, have also executed the written consent because their consent was necessary to amend the terms of the Series A Designation.

The amendment to the certificate of incorporation (the “Authorized Share Amendment”) will increase the number of authorized shares of Common Stock from 100,000,000 to a total of 250,000,000. The amendment to the Series A Designation (the “Series A Amendment”) is summarized as follows:

•	Section 2(a) has been amended to add definitions that are needed to support the other changes made;
•	Section 2(b) has been amended to add a provision making conversion of the Series A-1 Preferred Stock and Series A-2 Preferred Stock (collectively “Preferred Shares”) into Common Stock mandatory if all of the Series B Preferred Stock is converted into Common Stock;
•	Section 2(c) has been amended to support the addition of anti-dilution rights;
•	Section 2(d) has been amended to add conforming provisions necessary to support the mandatory conversion provisions of Section 2(b);
•	Sections 2(f),(g),(h),(i) and (j) have been amended or added to provide anti-dilution rights that mirror those granted to holders of Series B Preferred Stock;
•	Section 5(b), which granted the holders of the Series A-1 Preferred Stock the right to elect a majority of the Issuer’s board of directors, has been deleted;
•	Section 6 has been amended to provide that a Change of Control shall be deemed to be a Liquidation if the holders of a majority of the shares of Series B Preferred Stock treat a “Change of Control” as a “Liquidation Event” according to the Certificate of Designations establishing the Series B Preferred Stock;
•	Section 7 has been amended to provide that the Series B Preferred Stock will constitute “Senior Securities” with respect to the Preferred Shares; and

•	Section 9 has been amended so that it would not require the consent of the holders of the Preferred Shares to pay a dividend on Senior Securities.

Neither the Authorized Share Amendment nor the Series A Amendment will be filed with the Delaware Secretary of State until 20 days after the mailing of the Information Statement to the stockholders of the Issuer.

The Stockholders Agreement governs the disposition of the securities held by the parties thereto as well as certain voting matters. See Item 6 below.

(h) – (j) Not applicable.

Except as otherwise described in this Item 4, Mr. Usdan has not formulated any plans or proposals which relate to or would result in any of the events or transactions described in item 4(a) through (j) of the Schedule 13D under the Act, although Mr. Usdan reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)    As a result of the consummation of the transactions described in Item 3 above, Mr. Usdan, Mr. Slack, Sentinel, Mr. Fitzpatrick, GECC and Midwest own the number of shares of Series B Preferred Stock (which are convertible into shares of Common Stock within 60 days), Common Stock Options (which are exercisable for shares of Common Stock within 60 days), Series A-1 Preferred Stock (which are convertible into shares of Common Stock within 60 days), and Series A-2 Warrants (which are exercisable for shares of Series A-2 Preferred Stock within 60 days, which shares of Series A-2 Preferred Stock are convertible into shares of Common Stock within 60 days) set forth opposite their respective names below:

Name	Securities Held	Number	Common Stock Equivalents (1)	Percentage of Common Stock (2)
James M. Usdan	Series B Preferred Stock	8,022	16,716,926
	Common Stock	90,000	90,000
	Common Stock Options	612,500	612,500	8.7%

John M. Slack	Series B Preferred Stock	462	962,754
	Common Stock	14,500	14,500
	Common Stock Options	321,500	321,500	0.7%

Sentinel Capital Partners II, L.P.	Series B Preferred Stock	55,386	115,418,061	57.4%

Thomas P. Fitzpatrick	Series B Preferred Stock	1,152	2,400,635	1.2%

General Electric Capital Corporation	Series B Preferred Stock	5,644	11,761,447
	Series A-1 Preferred Stock	119,520	21,834,324
	Series A-2 Warrants	10,984	2,006,595	17.7%

Midwest Mezzanine Fund II, L.P.	Series B Preferred Stock	5,644	11,761,447
	Series A-1 Preferred Stock	59,760	10,917,162	11.3%

Total:			194,817,851	96.9%

1    Represents the number of shares of Common Stock owned or issuable upon exercise or conversion of the securities held (“Common Stock Equivalents”).

2    Represents the percentage obtained by dividing the aggregate number of Common Stock Equivalents held by the person divided by the number of Common Stock Equivalents held by each member of the group plus 6,312,706 shares of Common Stock outstanding and not held by members of the group, for an aggregate of 201,130,557 shares.

Pursuant to the Stockholders Agreement, each of the foregoing persons has agreed to vote all of the securities it owns in favor of the election of certain designees the board of directors of the Issuer and such persons may, therefore, be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act.

(b)    Pursuant to the Stockholders Agreement, in the event that the Issuer’s Board of Directors and Sentinel approve a sale of the Issuer, each of the other stockholders party thereto has agreed to consent to and raise no objections to such sale, and if such sale is structured as a sale of capital stock, the other stockholders party thereto have agreed to sell their shares in such approved sale with Sentinel. Notwithstanding the foregoing, each of the persons described in 5(a) has the sole power to dispose or to direct the disposition of the Common Stock Equivalents set forth opposite such person’s name above. Since each of the foregoing persons has agreed, under the Stockholders Agreement, to vote all of the securities it owns in favor of the election of certain designees the board of directors of the Issuer, each of the persons described in 5(a) has the shared power to vote or to direct the vote of 194,817,851 Common Stock Equivalents.

Sentinel Capital Partners II, L.P. is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 777 Third Avenue, 32nd Floor, New York, NY 10017.

General Electric Capital Corporation is a Delaware corporation. It engages in financing services that include lending, equipment management services and annuities. It maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

Thomas P. Fitzpatrick’s business address is 777 Third Avenue, 32nd Floor, New York, NY 10017. Mr. Fitzpatrick is a Senior Advisory Partner at Sentinel, whose address is 777 Third Avenue, 32nd Floor, New York, NY 10017. Mr. Fitzpatrick is a United States citizen.

Midwest Mezzanine Fund II, L.P. is a Delaware limited partnership. The principal business of Midwest is providing junior capital to middle-market companies. The address of Midwest’s principal business is 135 South LaSalle Street, Suite 2040, Chicago, Illinois 60603.

To the best knowledge of Mr. Usdan, during the last five years, none of the members of the group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)    On March 3, 2003, Mr. Usdan was granted 2,500,000 Common Stock Options, exercisable at $.10 per share. 500,000 of these Common Stock Options vested upon grant and 500,000 of these Common Stock Options vest per year thereafter for 4 years. All 2,500,000 Common Stock Options have a 10-year expiration term.

Other than as reported above, no transactions in the class of securities reported have been effected since the filing of the Original Schedule 13D by Mr. Usdan.

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by Mr. Usdan.

The Stockholders Agreement provides that in the event that the Board of Directors and Sentinel, as long as Sentinel owns a majority of the Sentinel Shares, approves a Sale of the Issuer (an “Approved Sale”), all of the parties to the Stockholders Agreement have agreed to consent to such Sale of the Issuer, and, if required, sell their Issuer securities pursuant to such transaction. In the event of an Approved Sale, each party to the Stockholders Agreement has agreed to receive in exchange for the capital stock of the Issuer held by such stockholder the same portion of the aggregate consideration from such sale or exchange that such stockholder would have received if such aggregate consideration had been distributed by the Issuer in complete liquidation pursuant to the rights and preferences set forth in the Issuer’s Certificate of Incorporation. For purposes of the Stockholders Agreement a “Sale of the Issuer” is defined as transaction that results in the sale of substantially all of the Issuer’s assets or that results in the holders of the Issuer’s Common Stock, on a fully diluted basis, immediately prior to such transaction owning less than 50% of the Issuer’s Common Stock, on a fully diluted basis, following such transaction.

Each of the parties to the Stockholders Agreement has agreed to permit the others to participate (on a pro rata basis) in sales of their respective shares of the Issuer’s capital stock, subject to certain specific enumerated exceptions to the right to “tag along” in such dispositions.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

Registration Rights Agreement

In connection with the Restructuring, the Issuer entered into a Registration Rights Agreement, dated May 15, 2003, with Sentinel, GECC, Midwest, Mr. Fitzpatrick, Mr. Slack and Mr. Usdan (the “Registration Rights Agreement”). The Registration Rights Agreement obligates the Issuer to register for resale with the Securities and Exchange Commission (the “SEC”) the Common Stock issuable upon conversion of the Issuer’s equity securities held by the parties to the Registration Rights Agreement upon request by the parties thereto. The holders of a majority of the securities issued to Sentinel pursuant to the Purchase Agreement can require the Issuer to file up to four registration statements registering the shares subject to the Registration Rights Agreement with the SEC. In addition, the parties to the Registration Rights Agreement are granted “piggy-back” rights to register such Common Stock on any registration statements filed by the Issuer for the purpose of publicly offering securities.

Stockholders Agreement

The Stockholders Agreement governs the transfer of Issuer securities held by the parties to the Stockholders Agreement and prohibits the Issuer from engaging in financing and other transactions without the consent of a majority of the Sentinel Shares. In addition, the Stockholders Agreement requires that the number of directors on the Issuer’s Board of Directors be increased from five to seven. Each share of Series B Preferred Stock issued in connection with the Restructuring is currently convertible into approximately 2,083.89 shares of Common Stock and votes with the Common Stock and Series A-1 Preferred Stock on an as-converted basis. Each share of Series A-1 Preferred Stock is currently convertible into approximately 182.68 shares of Common Stock and votes with the Common Stock and Series B Preferred Stock on an as-converted basis. Because the parties to the Stockholders Agreement hold a majority of the voting power of the Issuer’s outstanding securities, all of the Issuer’s directors are selected pursuant to the Stockholders Agreement. Immediately following the Restructuring, there were 6,417,206 shares of Common Stock, 211,282 Shares of Series A-1 Preferred Stock, no shares of Series A-2 Preferred Stock, and 76,310 shares of Series B Preferred Stock outstanding, entitled to cast, in the aggregate, 204,036,202 votes at any meeting of the stockholders of the Issuer. Immediately following the Restructuring, the parties to the Stockholders Agreement held the following equity securities of the Issuer, holding the right to cast the following number of votes, which constitute the following percentage of total votes entitled to be cast at any meeting of the stockholders of the Issuer:

Name	Securities Held	Number of Shares	Votes Entitled to be Cast	Percentage of Total Votes
Sentinel Capital Partners II, L.P.	Series B Preferred Stock	55,386	115,418,061	56.6%

Thomas P. Fitzpatrick	Series B Preferred Stock	1,152	2,400,635	1.2%

James M. Usdan	Series B Preferred Stock	8,022	16,716,926
	Common Stock	90,000	90,000	8.2%

General Electric Capital Corporation	Series B Preferred Stock	5,644	11,761,447
	Series A-1 Preferred Stock	119,520	21,834,324	16.5%

Midwest Mezzanine Fund II, L.P.	Series B Preferred Stock	5,644	11,761,447
	Series A-1 Preferred Stock	59,760	10,917,162	11.1%

John M. Slack	Series B Preferred Stock	462	962,754
	Common Stock	14,500	14,500	0.5%

Total:			191,877,256	94.0%

See Item 4(d) above for a description of the parties’ obligations under the Stockholders Agreement to vote for certain designees to the board of directors of the Issuer.

The Stockholders Agreement provides that the following actions require the approval of holders of a majority of the holders of Sentinel Shares:

•	amending the terms of the Series B Preferred Stock, issuing any capital stock that ranks senior or pari passu to the Series B Preferred Stock, or entering into any agreement that would restrict the Issuer’s ability to comply with the terms of the Series B Preferred Stock;
•	issuing any convertible securities other than currently outstanding convertible securities or options issued pursuant to the 2002 Plan;
•	paying dividends with respect to any of the Issuer’s securities held by parties to the Stockholders Agreement;

•	amending the Issuer’s Certificate of Incorporation or Bylaws;
•	materially amending the Issuer’s Credit Agreement;
•	entering into any transaction that results in the sale of substantially all of the Issuer’s assets or in any person or entity, other than Sentinel, becoming the beneficial owner of more than 50% of the voting securities of the Issuer;
•	incurring more than $1 million in indebtedness not approved in an annual budget by the Board of Directors;
•	voluntarily liquidating the Issuer;
•	acquiring an interest or making an investment in any company or business;
•	entering into or amending any agreements, other than compensation agreements, with any person holding at least 2% of the Issuer’s Common Stock;
•	terminating the employment of any senior executive officer.

See Item 5(d) above for a description of the parties’ obligations under the Stockholders Agreement with respect to an Approved Sale of the Issuer.

The Stockholders Agreement further provides that if a majority of the Series B Preferred Stock is converted into Common Stock, all of the parties to the Stockholders Agreement will immediately convert all Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock held by such parties into Common Stock.

The Issuer has also granted preemptive rights to the parties to the Stockholders Agreement permitting such persons to participate in any offering of the Issuer’s equity securities pursuant to the terms of such offering in an amount that will permit each such person to retain its same percentage interest in the Issuer. The preemptive rights granted by the Issuer are inapplicable to issuances to officers, directors and employees, to issuances made by the Issuer in connection with the acquisition of another business entity, or if the holders of a majority of the Sentinel Shares designate preemptive rights to be inapplicable to such issuance.

Management Agreement

The Issuer and Sentinel also entered into a Management Agreement, dated May 15, 2003 (“Management Agreement”) in connection with Sentinel’s acquisition of securities pursuant to the Purchase Agreement. Unless earlier terminated by the parties, the Management Agreement will remain in effect as long as Sentinel owns capital stock of the Issuer. The Management Agreement obligates Sentinel to provide strategic financial planning, advisory and consulting services related to the selection of independent auditors, legal counsel and investment bankers, as well as other consulting services. In the event that Sentinel provides financial advisory services related to acquisitions and divestitures, hiring of executive personnel, refinancings, or sales of stock, Sentinel will be entitled to additional compensation.

The Management Agreement required the Issuer to pay Sentinel a $485,000 consulting fee, plus expenses, in connection with the acquisition of securities pursuant to the Purchase Agreement. The annual consulting fee payable to Sentinel pursuant to the Management Agreement is $275,000. The consulting fee increases to $300,000 per year after the date that the Issuer’s EBITDA (as defined in the Credit Agreement) exceeds $10 million for the preceding twelve months. If Sentinel holds less than 50% of the shares of Common Stock held by Sentinel on a fully diluted basis as of the date of the Management Agreement, the fees payable to Sentinel will be prorated based on the number of fully diluted shares of Common Stock held by Sentinel on such date.

References to, and descriptions of, the Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement, the Stockholders Agreement, the Employment Agreement, the Credit Agreement, the Management Agreement and the Warrant Purchase Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement, the Stockholders Agreement, the Employment Agreement, the Credit Agreement, the Management Agreement and the Warrant Purchase Agreement, respectively, included as Exhibits 1, 2, 3, 4, 5, 6, 7 and 8, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

The following documents are filed as Exhibits to this Schedule:

Exhibit 1.	Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.2 of the Issuer’s 8-K dated May 15, 2003)

Exhibit 2.	Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 3.	Registration Rights Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.3 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 4.	Stockholders Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.4 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 5.	Employment Agreement, dated as of May 15, 2003, by and among the Issuer and Mr. Usdan (incorporated by reference to Exhibit 10.11 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 6.	Credit Agreement dated as of May 15, 2003 among Castle Dental Centers, Inc., Castle Dental Centers of Florida, Inc., Castle Dental Centers of Tennessee, Inc., Castle Texas Holdings, Inc., Castle Dental Centers of Texas, Inc., CDC of California, Inc., the lenders party thereto, and General Electric Capital Corporation, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 7.	Sentinel Management Agreement dated as of May 15, 2003 by and among the Issuer and Sentinel (incorporated by reference to Exhibit 10.6 of the Issuer’s 8-K dated May 15, 2003)

Exhibit 8.	Warrant Purchase Agreement dated as of May 14, 2003, between Banc of America Strategic Solutions, Inc., FSC Corp., Amsouth Bank and the Issuer (incorporated by reference to Exhibit 10.12 of the Issuer’s 8-K dated May 15, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2003

/s/ James M. Usdan

James M. Usdan

EXHIBIT INDEX

Exhibit 1.	Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.2 of the Issuer’s 8-K dated May 15, 2003)

Exhibit 2.	Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 3.	Registration Rights Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.3 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 4.	Stockholders Agreement, dated as of May 15, 2003, by and among the Issuer, GECC, Midwest, Sentinel, Mr. Usdan, Mr. Fitzpatrick and Mr. Slack (incorporated by reference to Exhibit 10.4 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 5.	Employment Agreement, dated as of May 15, 2003, by and among the Issuer and Mr. Usdan (incorporated by reference to Exhibit 10.11 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 6.	Credit Agreement dated as of May 15, 2003 among Castle Dental Centers, Inc., Castle Dental Centers of Florida, Inc., Castle Dental Centers of Tennessee, Inc., Castle Texas Holdings, Inc., Castle Dental Centers of Texas, Inc., CDC of California, Inc., the lenders party thereto, and General Electric Capital Corporation, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Issuer’s 8-K dated May 15, 2003).

Exhibit 7.	Sentinel Management Agreement dated as of May 15, 2003 by and among the Issuer and Sentinel (incorporated by reference to Exhibit 10.6 of the Issuer’s 8-K dated May 15, 2003)

Exhibit 8.	Warrant Purchase Agreement dated as of May 14, 2003, between Banc of America Strategic Solutions, Inc., FSC Corp., Amsouth Bank and the Issuer (incorporated by reference to Exhibit 10.12 of the Issuer’s 8-K dated May 15, 2003).